November 22, 2013

Via EDGAR

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Coach, Inc.

Form 10-K for the Fiscal Year Ended June 29, 2013

Filed August 22, 2013

File No. 001-16153

Dear Ms. Jenkins:

Thank you for the Staff’s November 7, 2013 letter to Coach, Inc. setting forth the Commission’s comments to our Form 10-K for the fiscal year ended June 29, 2013. This letter is being furnished on behalf of Coach, Inc., in response to the Commission’s comments. As used in this letter, “we,” the “Company” and “Coach” refer to Coach, Inc. unless the context requires otherwise.

For your convenience, we have set forth the text of the Staff’s comments in full, followed by our responses.

Form 10-K for the Fiscal Year Ended June 29, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

516 WEST 34TH STREET NEW YORK, NY 10001 TELEPHONE 212 629 2240

Securities and Exchange Commission

November 22, 2013

1.	You appear to have some discussion of the sales for each of your segments. However, readers could benefit from a more robust segment discussion and analysis. Please disclose in future filings the business reasons for the changes between periods in the operating results of each of your segments discussed in Note 15 of your financial statements, as well as the amounts shown in the “Other” and “Corporate Unallocated” columns. In circumstances where there is more than one business reason for a change between periods, please quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please provide us a sample of your expanded segment discussion and analysis for fiscal 2013 as compared to fiscal 2012. See Item 303(a)(3) of Regulation S-K, SEC Release No. 33-8350, FRR 501.04 and FRR 501.06.

Response:

Enclosed as Appendix A, is a sample “Operating Results” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) intended to be responsive to your comments. Please note that for fiscal 2013, we have not discussed the change in operating results for the “Other” category as it was not meaningful to the overall impact in our consolidated operating results. Our expectation is that we will include an incremental disclosure similar to this example beginning in our second quarter Form 10-Q, for the quarterly period ended December 28, 2013.

Net Sales, page 33

2.	You include internet sales in your comparable store sales. To the extent internet sales had a material effect on your comparable store sales or on any change in trends of this metric, please confirm that you will present this key performance indicator in a manner that either separately quantifies the internet activity or provide transparent disclosure regarding the impact of internet sales on this metric. Please provide us a sample of how this would have been presented in your fiscal 2013 disclosure.

Response:

We confirm that in periods in which our Internet business materially alters our comparable store sales metric, which we define as a change in trend (i.e. low-single to mid-single digits, mid-single to high-single digits, high-single to double-digit, negative to positive, etc.), we will provide expanded disclosures in which we will disclose the impact of internet activity on our comparable store sales metric. It should be noted that the Company expects the Internet business to be less impactful in the future as the growth of our Internet business normalizes.

An example excerpt of our fiscal 2013 MD&A reflecting your comment, in which our Internet business did contribute to a change in trend, is as follows:

Securities and Exchange Commission

November 22, 2013

North America

“Net sales increased 4.9% to $3.48 billion during fiscal 2013 from $3.32 billion during fiscal 2012, primarily driven by sales from new and expanded stores and a 0.3% increase in comparable store sales, partially offset by decreased shipments into wholesale stores. Significant traffic improvement in the Internet business drove the slight comparable store sales increase. The Internet business contributed high single-digit growth to our comparable store sales. The Internet business is expected to be less impactful to our comparable store sales in the future. Since the end of fiscal 2012, Coach opened 24 factory stores, including 10 Men’s, closed three net retail stores, and expanded six factory and one retail store in North America.”

We believe that this additional disclosure provides transparency to the readers of our financial statements regarding the impact of the Internet business on our comparable store sales.

Operating Income, page 34

3.	In your letter dated December 2, 2011, in your response to our prior comment two of our review of your Form 10-K for the fiscal year ended July 2, 2011, you proposed to include disclosure in your future filings to clarify that your gross margins may not be comparable to those of other entities because some entities include all of the costs related to their distribution network in cost of sales while you exclude a portion of them from gross margin. This disclosure does not appear in your current Form 10-K. Please confirm that you will include this disclosure in future filings and provide us a sample of your proposed future disclosure.

Response:

We confirm that in future filings we will include the following disclosure in the MD&A:

“Coach includes inbound product-related transportation costs from our service providers within cost of sales. Coach, similar to some companies, includes certain transportation-related costs related to our distribution network in selling, general and administrative expenses rather than in cost of sales; for this reason, our gross margins may not be comparable to that of entities that include all costs related to their distribution network in cost of sales.”

Securities and Exchange Commission

November 22, 2013

This disclosure will modify the language currently presented in our MD&A (page 34 of our Form 10-K), which is as follows:

“Coach includes inbound product-related transportation costs from our service providers within cost of sales. The balance of the costs related to our distribution network is included within selling, general and administrative expenses.”

Financial Statements, page 54

Notes to Consolidated Financial Statements, page 62

Note 15 – Segment Information, page 82

4.	We note you have changed your reportable segments in fiscal year 2013. Please tell us how you identified your operating segments. Please also explain how you applied the aggregation criteria, including considerations of economic similarity, in arriving at your reportable segments. Refer to ASC 280-10-50-11.

Response:

Through the fourth quarter of fiscal 2012, we disclosed two reportable segments – Direct and Indirect. Coach’s internal reporting provided operating information based on the Direct and Indirect segments to the Company’s chief operating decision maker (“CODM”) and Board of Directors. Over the last several years we have expanded our global footprint, which included converting previous wholesale businesses in several key Asian markets to Company owned and operated businesses. In February 2012, we announced a corporate reorganization creating two executive positions, in which one position was responsible for North America and one was responsible for all international regions. Both of these positions reported directly to the Chairman and CEO.

Our North America and International businesses consist of direct-to-consumer and indirect channels, and include sales to consumers through Company-operated stores, including the Internet, and sales to wholesale customers and distributors. During the first quarter of fiscal 2013, internal reports regularly reviewed by the CODM were revised to reflect five operating segments. These reports are used to make decisions about resources to be allocated and to assess performance.

We identified our operating segments as those components that meet the characteristics as defined in ASC 280-10-50-1:

Securities and Exchange Commission

November 22, 2013

An operating segment is a component of a public entity that has all of the following characteristics: (a) it engages in business activities from which it may earn revenues and incur expenses, (b) the operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and (c) its discrete financial information is available.

Beginning in the first quarter of fiscal 2013, we identified the following five operating segments:

1.	North America Full Price
2.	North America Factory
3.	Coach Japan
4.	Coach International (excluding Japan)
5.	Other

We concluded that these operating segments have all the characteristics as defined within ASC 280-10-50-1. Each operating segment engages in business activities which earn revenue and incur expenses. The operating results of each operating segment are regularly reviewed by the CODM in order to determine resources to be allocated and to assess performance. Further, discrete financial information is available for each operating segment.

We note that ASC 280-10 does not define the term “similar” and that the determination of similarity is based on individual facts and circumstances. We applied the aggregation criteria of ASC 280-10-50-11, which states:

Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas: (a) the nature of products and services, (b) the nature of the production processes, (c) the type or class of customer for their products and services, (d) the methods used to distribute their products or provide their services, and (e) if applicable, the nature of the regulatory environment (for example, banking, insurance, or public utilities).

We concluded that the North America Full Price and North America Factory operating segments meet the aggregation criteria and aggregated these operating segments into one reportable segment, North America. We concluded that the Coach Japan and Coach International (excluding Japan) operating segments meet the aggregation criteria and aggregated these operating segments into a second reportable segment, International. The Other operating segment did not meet any of the 10% thresholds prescribed by ASC 280, and given that there were no qualitative characteristics that management believes would make information about the operating segment useful to readers of the financial statements, we determined that the Other operating segment would not be disclosed as a separate reportable segment.

Securities and Exchange Commission

November 22, 2013

We concluded the aggregation criteria of ASC 280-10-50-11 have been met as described below:

(a)	the nature of products and services – The nature of our products is similar across operating segments and does not vary significantly by geographic region. Coach is a leading American design house of modern luxury accessories. Our product offerings are sold globally and include fine accessories and gifts for women and men, including handbags, men’s bags, women’s and men’s small leather goods, footwear, outerwear, watches, weekend and travel accessories, scarves, sunwear, fragrance, jewelry and related accessories. There are not significant differences in the nature of our product sold through North America Full Price channels and North America Factory channels or between Coach Japan and Coach International (excluding Japan).

(b)	the nature of the production processes – Our products, regardless of the location sold, are manufactured for global sales by the same third parties using similar processes and quality control.

(c)	the type or class of customer for their products and services – While consumers have distinct channel preferences, we believe the typical Coach customer is similar across the aggregated segments in terms of class, age, and income demographics, and our global market strategy and branding reflects this belief. Our products are available in consistent image-enhancing locations globally wherever our consumers choose to shop. Our primary customers are women in their 20’s to 50’s with income commonality. Increasingly, in both Full Price and Factory channels, our customers are men with similar class, age, and income demographics.

(d)	the methods used to distribute their products or provide their services – Our product is distributed consistently across operating segments through stores and the Internet. In addition, all of our products are manufactured by third parties and Coach centrally manages logistics to support physical distribution to stores and to consumers that purchase through the internet.

(e)	if applicable, the nature of the regulatory environment (for example, banking, insurance, or public utilities) – there is not a significant regulatory environment in the retail industry. As it relates to our North America Full Price and North America Factory operating segments, our stores are operated in either the United States or Canada, which have similar laws, regulations and economies. Japan and Asia comprise the majority of the Company’s current and projected future businesses outside of North America and have displayed political and economic stability to date. The Company concluded that the nature of the regulatory environment in the aggregated segments is similar. In addition to the qualitative considerations noted above, we considered certain quantitative factors in evaluating if our operating segments have similar economic characteristics.

Securities and Exchange Commission

November 22, 2013

ASC 280-10-55-7A states that “operating segments are considered to be similar if they are expected to have essentially the same future prospects. Therefore, the similarity of the economic characteristics should be evaluated on future prospects and not necessarily on the current indicators only. In other words, if the segments do not currently have similar gross margins and sales trends but the economic characteristics and the other five criteria are met and the segments are expected to again have similar long-term average gross margins and sales trends, the segments may be aggregated.”

At the time we revised our internal reporting, we analyzed the gross margin for the aggregated operating segments and concluded they are similar. All of our operating segments have strong margins (historically and expected in the future). Our consolidated gross margin for the year ended June 30, 2012 was 73%. For the year ended June 30, 2012, the year in which we performed the aggregation analysis, gross margins for our North American Full Price and North America Factory operating segments were within ten percentage points. For the same period, gross margins for Coach Japan and Coach International (excluding Japan) operating segments were also within ten percentage points. We also considered forecasted gross margins for each operating segment based on our long range plan for fiscal years 2013-2015 and concluded they will continue to be similar. In fiscal 2013, the gross margin for each operating segment within each reportable segment remained within 10 percentage points of each other. Currently, the Company’s fiscal year 2014 full year forecast validates the continuing similarity and closeness of our margins.

We believe that in aggregating the operating segments North America Full Price and North America Factory into the North America reportable segment and the operating segments Coach Japan and Coach International (excluding Japan) into the International reportable segment, the requirements of ASC 280 have been met. Defining the reportable segments in this manner allows the Company to report segment information in a manner that is consistent with the way that management organized the Company internally for making operating decisions and assessing performance, and was in alignment with the reporting structure of Coach.

This aggregation is consistent with the objective and basic principles of ASC 280, and provides a management approach which allows financial statement users to view the Company and its individual segments “through the eyes of management.”

Securities and Exchange Commission

November 22, 2013

5.	You disclose your various product offerings as a percentage of sales on page 3. In future filings, please revise your segment footnote to disclose your revenues by product offering. Refer to ASC 280-10-50-40. Please provide us with a sample of your proposed disclosure.

Response:

The revised disclosure requested is in Appendix B, as an update to our Segment Information footnote included in our fiscal 2013 Form 10-K. For ease of the Staff’s review, the new disclosures are underlined. We plan to disclose this annually beginning in our fiscal year 2014 Form 10-K. We anticipate updating this disclosure in our quarterly reports on Form 10-Q when, and if, amounts materially vary from the disclosure included in the Form 10-K.

As requested in the comment letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments on the above referenced document as originally filed, and we will comply with the comments received in all future filings, as applicable. We will be pleased to respond promptly to any requests for additional information. If you have any further questions, please do not hesitate to call me directly at (212) 629-2240.

Securities and Exchange Commission

November 22, 2013

Sincerely,

/s/ Jane Nielsen

Jane Nielsen
Executive Vice President and Chief Financial Officer

cc:

Mr. James Giugliano, Division of Corporation Finance, Securities and Exchange Commission

Mr. Rufus Decker, Division of Corporation Finance, Securities and Exchange Commission

Mr. Lew Frankfort, Chairman and Chief Executive Officer of Coach, Inc.

Mr. Todd Kahn, Executive Vice President, Corporate Affairs, General Counsel and

Secretary of Coach, Inc.

Ms. Melinda Brown, Senior Vice President and Controller of Coach, Inc.

SPECIAL NOTE ON FORWARD-LOOKING INFORMATION

This letter contains certain “forward-looking statements,” based on current expectations, that involve risks and uncertainties that could cause our actual results to differ materially from our management’s current expectations. These forward-looking statements can be identified by the use of forward-looking terminology such as “believe,” “may,” “will,” “should,” “expect,” “generate,” “intend,” “estimate,” “are positioned to,” “continue,” “project,” “guidance,” “target,” “forecast,” “anticipated,” “plan,” “potential,” the negative of these terms or comparable terms. Future results will vary from historical results and historical growth is not indicative of future trends, which will depend upon a number of factors, including but not limited to: (i) the successful execution of our growth strategies; (ii) the effect of existing and new competition in the marketplace; (iii) our exposure to international risks, including currency fluctuations; (iv) changes in economic or political conditions in the markets where we sell or source our products; (v) our ability to successfully anticipate consumer preferences for accessories and fashion trends; (vi) our ability to control costs; (vii) the effect of seasonal and quarterly fluctuations in our sales on our operating results; (viii) our ability to protect against infringement of our trademarks and other proprietary rights; and such other risk factors as set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended June 29, 2013. Coach, Inc. assumes no obligation to revise or update any such forward-looking statements for any reason, except as required by law.

APPENDIX A

Operating Income

Operating income increased 0.8% or $12.5 million to $1.52 billion during fiscal 2013 as compared to $1.51 billion in fiscal 2012. Operating margin decreased to 30.0% as compared to 31.7% in fiscal 2012. Excluding items affecting comparability, operating income increased 1.7% or $26.5 million to $1.58 billion, and operating margin was 31.1%, in fiscal 2013. Excluding items affecting comparability, operating income was $1.55 billion, or operating margin was 32.6%, in fiscal 2012.

The following table presents operating income by reportable segment for fiscal 2013 compared to fiscal 2012:

	Fiscal Years Ended
	June 29, 2013	June 30, 2012(1)	Variance
	(dollars in millions)
			$	%

North America	$1,460.0	$1,448.0	$12.0	0.8%
International	574.2	553.8	20.4	3.7
Other(2)	38.0	30.4	7.6	25.0
Corporate unallocated	(547.7)	(520.2)	(27.5)	(5.3)

Total operating income	$1,524.5	$1,512.0	$12.5	0.8

(1)	Prior year segment data has been restated to reflect the Company’s revised reportable segment structure. See Note “Segment Information” for a discussion of the change in reportable segments.

(2)	Operating income in the other category, which is not a reportable segment, consists of sales and expenses generated in ancillary channels including licensing and disposition.

North America Operating Income increased 0.8% or $12.0 million to $1.46 billion reflecting the increase in net sales, which was mostly offset by higher selling expenses related to Internet sales and new store openings. Operating margin decreased 1.7% to 42.0% in fiscal 2013 from 43.7% in fiscal 2012. The decrease in operating margin was primarily due to higher selling expenses as a percentage of revenues.

International Operating Income increased 3.7% or $20.4 million to $574.2 million reflecting the increase in net sales, which was partially offset by SG&A expenses reflecting increased selling costs and deleverage related to new store openings. Operating margin decreased 2.2% to 37.3% in fiscal 2013 from 39.5% in fiscal 2012. The decrease in operating margin was primarily due to deleverage from our acquisitions of Korea and Malaysia and infrastructure investments to support Asia.

Corporate Unallocated Operating Loss increased $27.5 million to $547.7 million, an increase of 5.3%. Excluding Non-GAAP charges, net expenses related to Corporate Unallocated increased $13.5 million to $494.5 million, an increase of 2.8%. This increase was attributable to higher administrative, information, advertising, marketing, distribution and customer services expenses that were substantially offset by favorable production variances versus our expectations, particularly for labor.

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Appendix B

COACH, INC.

Notes to Consolidated Financial Statements (Continued)

(dollars and shares in thousands, except per share data)

15.	SEGMENT INFORMATION

Effective as of the end of the first quarter of fiscal 2013, the Company changed its reportable segments to a geographic focus, recognizing the expansion and growth of sales through its international markets. This is consistent with organizational changes implemented during fiscal 2012.

Prior to this change, the Company was organized and reported its results based on directly-operated and indirect business units. The Company has recently experienced substantial growth in its international business, while at the same time has converted formerly wholesale businesses in several key markets such as China, Taiwan and Korea to Company-operated businesses. Reflecting this growth and corresponding declines in indirect businesses relative to Company-operated, the Company implemented a realignment of its business units based on geography, aligning with the organizational changes.

As of the end of the Company’s first quarter of fiscal 2013, the Company’s operations now reflect five operating segments aggregated into two reportable segments:

•	North America, which includes sales to North American consumers through Company-operated stores, including the Internet, and sales to wholesale customers and distributors.

•	International, which includes sales to consumers through Company-operated stores in Japan and mainland China, including the Internet, Hong Kong and Macau, Singapore, Taiwan, Malaysia and Korea, and sales to wholesale customers and distributors in 25 countries.

In deciding how to allocate resources and assess performance, Coach's chief operating decision maker regularly evaluates the sales and operating income of these segments. Operating income is the gross margin of the segment less direct expenses of the segment. Unallocated corporate expenses include production variances, advertising, marketing, design, administration and information systems, as well as distribution and consumer service expenses.

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Appendix B

COACH, INC.

Notes to Consolidated Financial Statements (Continued)

(dollars and shares in thousands, except per share data)

Prior year amounts have been reclassified to conform to the current year presentation.

	North			Corporate
	America	International	Other (1)	Unallocated	Total
Fiscal 2013

Net sales	$3,478,198	$1,540,693	$56,499	$-	$5,075,390
Operating income (loss)	1,459,974	574,289	37,978	(547,700)	1,524,541
Income (loss) before provision for income taxes	1,459,974	574,289	37,978	(551,715)	1,520,526
Depreciation and amortization expense	72,279	45,693	-	45,015	162,987
Total assets	459,835	894,785	34,788	2,142,489	3,531,897
Additions to long-lived assets	98,645	60,932	-	81,776	241,353

Fiscal 2012

Net sales	$3,316,895	$1,401,789	$44,496	$-	$4,763,180
Operating income (loss)	1,447,964	553,835	30,406	(520,216)	1,511,989
Income (loss) before provision for income taxes	1,447,964	553,835	30,406	(526,542)	1,505,663
Depreciation and amortization expense	63,800	38,361	-	30,748	132,909
Total assets	441,826	985,098	32,379	1,645,018	3,104,321
Additions to long-lived assets	75,093	53,418	-	69,776	198,287

Fiscal 2011

Net sales	$2,974,683	$1,147,431	$36,393	$-	$4,158,507
Operating income (loss)	1,251,385	440,540	27,298	(414,299)	1,304,924
Income (loss) before provision for income taxes	1,251,385	440,540	27,298	(418,004)	1,301,219
Depreciation and amortization expense	62,925	32,239	-	29,942	125,106
Total assets	413,418	814,312	12,243	1,395,143	2,635,116
Additions to long-lived assets	55,355	59,872	-	39,424	154,651

(1) Other, which is not a reportable segment, consists of sales generated in ancillary channels including licensing and disposition.

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Appendix B

COACH, INC.

Notes to Consolidated Financial Statements (Continued)

(dollars and shares in thousands, except per share data)

Coach's product offerings include women’s and men’s bags, accessories, footwear, wearables, jewelry, travel bags, sunwear, watches and fragrance. The following table shows the net sales for each product category represented:

	Fiscal Year Ended
	June 29,	% of	June 30,	% of	July 2,	% of
	2013	Total	2012	Total	2011	Total

Women's Handbags	$2,923,124	58%	$2,886,270	61%	$2,619,859	63%
Women's Accessories	1,195,622	23%	1,169,858	24%	1,039,627	25%
Men's	599,531	12%	423,524	9%	207,925	5%
All Other Products	357,113	7%	283,528	6%	291,096	7%

Total Sales	$5,075,390	100%	$4,763,180	100%	$4,158,507	100%

The following is a summary of the costs not allocated in the determination of segment operating income performance:

	Fiscal Year Ended
	June 29,	June 30,	July 2,
	2013	2012	2011

Production variances	$64,712	$35,262	$64,043
Advertising, marketing and design	(236,713)	(217,167)	(175,643)
Administration and information systems	(292,985)	(272,556)	(247,585)
Distribution and customer service	(82,714)	(65,755)	(55,114)

Total corporate unallocated	$(547,700)	$(520,216)	$(414,299)

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Appendix B

COACH, INC.

Notes to Consolidated Financial Statements (Continued)

(dollars and shares in thousands, except per share data)

Geographic Area Information

As of June 29, 2013, Coach operated 322 retail stores and 187 factory stores in the United States, 29 retail stores and six factory stores in Canada, 191 department store shop-in-shops, retail stores and factory stores in Japan and 218 department store shop-in-shops, retail stores and factory stores in Hong Kong, Macau, mainland China, Singapore, Taiwan, Malaysia and Korea. Coach also operates distribution, product development and quality control locations in the United States, Hong Kong, China, South Korea, Vietnam, Philippines and India. Geographic revenue information is based on the location of our customer. Geographic long-lived asset information is based on the physical location of the assets at the end of each fiscal year and includes property and equipment, net and other assets.

			Other
	United States	Japan	International (1)	Total
Fiscal 2013
Net sales	$3,334,479	$760,941	$979,970	$5,075,390
Long-lived assets	638,758	73,041	112,139	823,938

Fiscal 2012
Net sales	$3,243,710	$844,863	$674,607	$4,763,180
Long-lived assets	631,979	74,324	108,334	814,637

Fiscal 2011
Net sales	$2,895,029	$757,744	$505,734	$4,158,507
Long-lived assets	574,285	76,804	76,473	727,562

(1)	Other International sales reflect shipments to third-party distributors, primarily in East Asia, and sales from Coach-operated stores in Hong Kong, Macau, mainland China, Singapore, Taiwan, Malaysia, Korea and Canada.

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